Name of Issuer:               Wellman, Inc.
Title of class of securities:      Common Stock
Cusip Number:            949702104

Sole Voting power:       1,608,060

Aggregate amount beneficially
Owned by each reporting person:    1,608,060

Percent of class of represented by
Amount:                  5.2%

Type of reporting:       Investment adviser